Exhibit 99.1
Cenovus Energy reveals logo
CALGARY, Alberta (October 16, 2009) — Cenovus Energy Inc., a wholly-owned subsidiary of EnCana Corporation (TSX, NYSE: ECA), is unveiling its new logo, a wordmark that will help define North America’s newest integrated oil company as an innovative, technical and environmental leader in the development of enhanced oil, natural gas and petroleum products for consumers. Cenovus is expected to become an independent energy company following the completion of the proposed split of EnCana into two distinct energy companies — Cenovus and EnCana, a pure-play natural gas producer.
“The logo created for Cenovus is a graphic reflection of our new company’s commitment to fresh, progressive thinking — new ideas, new technologies, and new approaches to our business,” says Brian Ferguson, EnCana’s Chief Financial Officer and designated President & Chief Executive Officer of Cenovus.
The logo design emphasizes the company name using typography unique to Cenovus. The clean, simple lines of the logo embody strength of purpose, grounding the company in the earth while also reaching for and achieving new possibilities.
The name Cenovus (pronounced se-NO-vus) derives its meaning from its root origins. Cen represents an innovative way of doing business in a new century. Novus is from the Latin word for new. Together, they represent Cenovus’s commitment to developing energy resources in a manner that reflects the company’s honour of and deep-rooted respect for the environment.
The new Cenovus logo will be put into use after the planned transaction closing date. Work continues on completing the proposed split of EnCana into two independent energy companies. The proposed EnCana reorganization is subject to approval by shareholders and the courts. A shareholders vote on the transaction is planned for November 25, 2009 with the closing date expected to be November 30.
“Our employees are putting a great deal of effort into preparing for the anticipated approval of the company split and reorganization into two unique and independent companies. While business continues as normal in most of our operations, there is a lot of work that must be done at the corporate level to help make the transition a smooth one,” says Ferguson.
The Cenovus web domain is registered as www.cenovus.com and is expected to go live on December 1. Prior to completion of the split, information about the restructuring can be found on the EnCana website, www.encana.com.
EnCana Corporation
With an enterprise value of approximately US$55 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to statements with respect to the proposed transaction, including the anticipated dates for the shareholder vote and completion of the transaction, the expected future attributes of Cenovus following such transaction, and the expected date for activation of the Cenovus web domain. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: risks associated with completing the proposed transaction including with respect to obtaining court, shareholder and regulatory approvals; changes in laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, all of which are subject to the risk factors identified elsewhere in this news release. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
To request an electronic copy of the Cenovus Energy logo for publishing, email rhona.delfrari@encana.com.
FOR FURTHER INFORMATION:
EnCana Corporate Communications:
Media contact:
Rhona DelFrari
Advisor, Media Relations
(403) 645-4740

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